

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

Via E-mail
Marcus S. Ryu
President and Chief Executive Officer
Guidewire Software, Inc.
2211 Bridgepointe Parkway
San Mateo, CA 94404

> **Re:** **Guidewire Software, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 23, 2011**
> **File No. 333-176667**

Dear Mr. Ryu:

We have reviewed your amended registration statement and supplemental letters, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise indicated, references to prior comments refer to those provided in our letter dated November 17, 2011.

Form S-1/A2

Prospectus Summary, page 1

1. We note your response to prior comment 1 and your related revisions to the prospectus summary and risk factor disclosure. As previously requested, please further revise your summary disclosure to identify U.S. Venture Partners and Bay Partners as your two largest stockholders that will continue to have effective control over the company following the offering.

Critical Accounting Policies and Estimates

Stock-based Compensation

Stock-based Compensation, page 76

2. We note your disclosure of unrecognized stock-based compensation expense related to RSUs and options granted on September 14, 2011, however we are unable to locate similar disclosure for the RSUs and options granted on November 11, 2011. Please revise to disclose unrecognized stock-based compensation expense related to all RSUs and options granted subsequent to the balance sheet date.

Item 15. Recent Sales of Unregistered Securities, page II-2

3.   Your revised disclosure on page 71 of the prospectus indicates that the company made unregistered issuances of stock-based awards to your employees on November 11, 2011. Please update your Part II disclosure regarding recent unregistered sales to reflect these and any other issuances required to be discussed here pursuant to Item 701 of Regulation S-K.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via E-mail
         Robert Donohue, General Counsel
         Craig M. Schmitz, Goodwin Proctor, LLP